NEWS RELEASE

RepliCel Announces Closing of Private Placement

VANCOUVER, BC – July 19, 2013 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF and CNSX: RP) is pleased to announce the closing of a private placement financing (the “Financing”), pursuant to which it has issued 1,050,000 shares at a price of CAD$0.50 per share for gross proceeds of CAD$525,000.

All securities issued in connection with the Financing are subject to a hold period in accordance with applicable Canadian and United States securities laws. Proceeds of the Financing will be used for general working capital requirements.

None of the securities sold in the Financing have been or will be registered under the United States Securities Act of 1933, as amended (the “Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act

On Behalf of the Board of Directors,
Peter Jensen, Chairman of the Board

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com